Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Spanish Broadcasting System, Inc. and Subsidiaries:
We consent to the incorporation by reference in the registration statement (No. 333-144286) on Form S-8 of Spanish Broadcasting System, Inc. and Subsidiaries (the “Company”) of our report dated March 31, 2011, with respect to the consolidated balance sheets of the Company as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ (deficit) equity and comprehensive loss, and cash flows, for each of the years in the two-year period ended December 31, 2010, and the related financial statement schedule, which report appears in the December 31, 2010, annual report on Form 10-K of the Company.

/s/ KPMG LLP
March 31, 2011
Miami, Florida
Certified Public Accountants